Exhibit 15.1
Report of the Supervisory Board Chairman on the Preparation and Organization of the Supervisory Board Work and the Internal Control Procedures
As part of my duties as Chairman of the Supervisory Board, and pursuant to Article L. 225-68, Paragraph 7 of the French Commercial Code, I am required to give you a report on how the Board went about preparing and organizing its work, and on the internal control procedures implemented within our Group.
1. Preparation and Organization of Supervisory Board Work
Since November 27, 1987, Publicis Groupe S.A. has had a Management Board and a Supervisory Board (instead of a single Board of Directors). This structure allows Publicis to separate management activities from supervisory activities and to establish a real balance of powers. The Management Board is the body that makes decisions on behalf of the Company. However, under the Company’s articles of incorporation, the transactions referred to in Paragraphs 13 to 16 of Article 12 of said articles of incorporation are subject to the prior consent of the Supervisory Board. The transactions include the creation of subsidiaries and the acquisition and transfer of interests, the choice of officers at the subsidiaries, purchases and sales of real property as well as borrowings, loans or advances that exceed five percent (5%) of the Company’s capital.
The provisions were included in the Rules for the Conduct of Business that were adopted by the Supervisory Board of March 29, 2005 and amended at the Board meeting on June 1, 2005, to change the composition of the committees. This document cites the rules on independence, conflicts of interest and confidentiality and establishes the terms on which the Supervisory Board operates and its relationship with the Management Board. In practice, the documents necessary for examining the items on the agenda are normally sent to the Supervisory Board members one week in advance, and the Management Board is available to any Supervisory Board member who desires clarifications or additional information.
Two Special Committees were set up during fiscal 2000 to assist the Supervisory Board in performing its duties and thus improve corporate governance within the Group. The rules in accordance with which these two Committees operate were specified in the Rules for the Conduct of Business.
Since July 2005, the members of the Appointments and Compensation Committee have been Elisabeth Badinter, Michel Cicurel, the Chair of this committee, and Henri-Calixte Suaudeau. The committee appointed Gérard Pédraglio as Permanent Expert. Its principal role is to examine and make proposals regarding the appointment and compensation of our Company’s officers and those of its principal subsidiaries, and to ratify the Group’s general policies on compensation and award of stock options or any similar instrument.
The members of the Audit Committee until July 2005 were Gérard Worms, Chairman, Hélène Ploix and Jean-Paul Morin. Michel David-Weill joined the committee in July 2005, and Jean-Paul Morin was appointed by the committee as Permanent Expert. The committee’s role is to supervise the organization and implementation of the Group audit, with the goal of ensuring the accuracy and fairness of the financial statements and the financial procedures, and with the goal of ensuring that the external auditors’ recommendations are implemented. It gives its opinion on the budgets for the external audit of the Group.

These two Committees regularly report on their work to the Supervisory Board.
In 2005, the Supervisory Board was made up of 15 members, more than one-third of whom meet the criteria for independence established by the corporate governance working group chaired by Daniel Bouton, which are included in the Rules for the Conduct of Business. The Board holds its discussions in French, and a team of Japanese and English interpreters is available for those members who desire their assistance. The Board met five times during the year, with an attendance rate of 81%. On average, meetings lasted for nearly four hours. In order to facilitate participation by members, particularly those who reside overseas, the Supervisory Board has provided in its Rules for the Conduct of Business for the possibility of having one or more members participate in Board meetings via video-conferencing.
The Management Board presented and commented on the activities of the Company and the Group when the quarterly, semi-annual and annual management reports were presented, and answered questions from Supervisory Board members. All transactions requiring the Supervisory Board’s prior consent were examined and submitted to a vote by the Supervisory Board. The Supervisory Board was kept closely informed of the planned measures to simplify the balance sheet and gave all prior consents necessary for these transactions.
The Appointments and Compensation Committee met four times during fiscal 2005, with all its members present. The Supervisory Board heard this Committee’s recommendations on the compensation of Management Board members and the primary officers of the Company’s subsidiaries, as well as on the re-election of members of the Supervisory Board whose terms of office end at this Shareholders’ Meeting. In 2006, the Appointments and Compensation Committee reviewed an appointment by way of cooptation and the appointment of a new Board member. These re-elections, the appointment and the ratification of the cooptation are submitted to you for your approval.
The Audit Committee met six times during fiscal 2005, with all its members present. The Supervisory Board heard the Audit Committee’s opinion on approving the financial statements, and more generally on the internal control procedures that are the subject of the second part of this report.
2. Internal control procedures within the Group
Pursuant to the recommendations of the Autorité des Marchés Financiers (AMF) under the Financial Security Act (and in particular, the AMF report published on January 18, 2006), and with the knowledge that because of our listing on the New York Stock Exchange, we will be subject to the Sarbanes-Oxley Act (Section 404) as of fiscal 2006, we continued to strengthen our internal control system this year and worked towards compliance with the Sarbanes-Oxley Act. This work will enable the Management Board Chairman and the Chief Financial Officer, under American law, to issue a report on the effectiveness of the Group’s internal control procedures applicable to consolidated financial reporting. The conclusions in this report will also have to be corroborated by the report of the Group’s external auditors.
The Management Board periodically kept me informed as to the progress of the efforts to enhance internal control within the Group. The Management Board and the Audit Committee were involved in preparing this report.

(a)      General organization of internal control
The Group has selected the COSO Report as its benchmark, the definition of which was included in the 2003 annual report. It is important to note that it cannot give an absolute guarantee that risks will be totally eliminated (the principal risks factors are included in this annual report). This means that the responsibility for internal control is exercised at all levels of the organization. The approach chosen is the one recommended by the Sarbanes-Oxley Act and is being implemented not only to comply with an obligation under American law, but also as a means of standardizing the system of internal control within the Group.
(b)      Internal control procedures with respect to financial and accounting information
The internal control procedures, particularly those in connection with preparing and processing accounting and financial information as described in the annual reports for previous years, were continued and underwent several changes. In 2005, the following structures were developed and the following actions were taken:
•	Update of Volume I of the Publicis Corporate Policies. The principal changes affected the independence of the Group’s external auditors, with particular regard to :
–	the nature and preliminary approval by the Audit Committee of services rendered by the Group’s external auditors,

–	the restrictions applicable to the terms of employment of their partners and/or employees,

–	the implementation of a whistle-blowing procedure with respect to any irregularities or fraud in connection with finance or accounting or related to internal control or audit issues,

–	the list of “Corporate Officers” was also updated.
•	Distribution in March 2005 of the Corporate Accounting Policies and Procedures (Publicis Corporate Policies, Volume II), which have been revised to comply with the new accounting standards (IFRS), and organization of eight training seminars around the world, targeted at financial management of the Group’s agencies and shared service centers, with around 200 participants.

•	Continued implementation of Shared Service Centers and progressive local deployment of these centers over the Group’s agencies. By early 2006, 14 Shared Service Centers were in place or being established in France, USA, UK, Germany, Netherlands, Spain, Italy, Russia, Canada, Mexico, Australia, India, China, Brazil. When these Centers are totally operational and serve all local agencies, more than 90% of the Group’s revenues will be covered. Significantly, these Centers are based on “best practices” derived from throughout the Group with respect to key support functions: accounting, cash management, taxation, information technology, legal, human resources, purchasing, real estate, insurance. This model is a key element in control (multi-country, single accounting and management system, etc.), that is ultimately completely independent of the networks (brands) and reports to the central departments at Corporate.

•	Because more than half of our internal audit team has been busy with the Sarbanes-Oxley project, substantially fewer compliance checks were conducted in 2005 than in

2004. However, in early 2006, enough new employees were recruited to bring the staff back up to its previous level.
•	Continuation of the program to simplify legal structures and reduce the number of entities. Since the beginning of the program, more than 380 entities have been closed or in some cases sold, including 111 in 2005 alone. This reduced the number of existing entities (including recent acquisitions) to 846 at the end of 2005. As many as 180 additional entities may be closed in 2006 and subsequent years.
These changes were in addition to the processes that have been going on for several years within the Group and will enhance the reliability of our financial and accounting information. These include in particular:
•	In mid-2005, a treasury management system (TMS) was selected that will allow us to monitor all of the Group’s bank accounts and to manage exchange rate and interest rate risks, and will serve as an automatic securitized payments platform, thereby reducing the risk of fraud. A pilot should be in place by the spring of 2006 and deployment throughout the agencies served by shared service centers should be complete by late 2006 / early 2007.

•	Implementation of a new financial reporting tool called HFM (Hyperion Financial Management), which consists of a web platform allowing better traceability, a single centralized database of financial information available to entities throughout the Group, permitting approval of data by the chief financial officers of the local entities, enhancing consistency between the budget, forecasts and performance, and significantly improving the preparation of forecasts and the relevance of the information used to monitor activities.
(c)      Preparation for compliance with Section 404 of the Sarbanes-Oxley Act
The Sarbanes-Oxley project really got off the ground in 2005:
•	The key procedures the method of recognizing billings, the determination of revenues and tracking accounts receivable, management of human resources and compensation, work in progress, purchasing and accounts payable, travel expenses, media buying, real estate management, determination of taxes, cash management procedures, information systems, mergers and acquisitions, establishment of financial reporting) and the key controls (more than 400) at the heart of this process have been identified.
The key controls are those minimum controls that must exist within each Tier 1 entity, which include the 110 principal agencies and the nine principal Shared Service Centers, for which the methodology described in Standard No. 2 of the Public Company Accounting Oversight Board must be applied. This grouping covers approximately 65 to 70% of the consolidated key accounts.
This program includes a phase during which documentation is prepared under the supervision of the finance managers of the agencies concerned, and by the finance managers in the Shared Service Centers if some of an agency’s support functions are carried out by the centers. The documentation of the procedures will result in compliance with the key controls. Both documentation and compliance must be verified through tests performed independently by qualified employees who have been trained to do so. The definition of these key controls was established and validated by the finance directors of the Group networks in the course of several working sessions.
•	Around 400 employees have been trained to use the Sarbanes-Oxley methodology and the computer tool related to the project (PICT, Publicis Internal Control Tool). This tool allows the center to track the progress of the project and will later be used for ongoing monitoring of internal control.

•	The Management Board and the executive committee known as the “P12”[1] have been kept regularly informed of the scope of the project, the working plans by brand/network, the priorities for 2006, and the needs in terms of resources.

•	The documentation process was commenced in summer 2005 by the agencies and the Shared Service Centers that comprise the Tier 1 entities.
The status of the project at the beginning of 2006 was as follows:
•	The documentation phase involved a great deal of work and is still not complete. Compliance with the key control procedures has turned out to be quite a difficult exercise and is still being worked on. The delay we have experienced will require substantial efforts and additional resources.

•	In the initial phase, we determined that certain areas will require particular attention (these include inter-company relations, revenue recognition, Share Resource Centers, information technology and administrative follow-up on certain aspects of human resource management, among other things).

•	In addition, Tier 2 entities (all of the entities not included in Tier 1) will have to be addressed by documenting the general controls existing within the Group and/or the brands/networks. These general controls include, for example, regularly held meetings of Group management, special committees and the executive committee (“P12”), internal audit and central and cross-company departments (legal, taxation, mergers and acquisitions, etc.). The verification phase using testing has not yet started. The approach to Tier 2 entities has not yet been completely finalized.
Our discussions at the Supervisory Board, as well as the reports that have been given to me on the actions that have been taken or are underway, indicate that the Management Board and the managers of the Group are aware of how large and important the Sarbanes-Oxley project is. The work to be performed in 2006 in order to meet the deadlines for implementing and standardizing the necessary procedures for the key controls is an enormous task that will require a special effort and specific resources if it is to be completed in full by the end of 2006.
However, the efforts and progress already made by this program will significantly improve the Group’s internal control.

[1]	The P12 is an executive committee made up of the members of the management board of Publicis Groupe, the chief financial officer and the managers of the Publicis Groupe networks.